UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Call for Shareholder’s Meeting

During its meeting on November 26, 2018, the Board of Directors of Cementos Pacasmayo S.A.A. (the “Company”) approved the calling of a general shareholders’ meeting to be held at Calle La Colonia 150, Urb el Vivero, Surco, Lima, Peru on first call at 9:00 A.M. (Lima, Peru time) on January 8, 2019, and on second call at 9:00 AM (Lima, Peru time) on January 14, 2019.

The Agenda for the meeting is as follows:

- Approval of: (i) the placement and subsequent issuance of debt securities and the granting of guarantees for a program of issuance of debt securities, as well as to establish the maximum amount of such debt securities, the type of program, the manner in which it may be implemented, as well as other applicable general conditions that the general shareholders’ meeting may consider convenient; (ii) delegation to the board of directors, so that the board of directors adopts all the necessary or convenient agreements to approve the terms, characteristics, conditions and guarantees of the previously described matters; and (iii) ratification of operations carried out by the Company, including but not limited to the repurchase of the Company’s bonds issued in the international markets and the entering into of a bank financing.

- Report on the repurchase of the Company’s bonds issued in the international markets.

- Designation of attorneys-in-fact to take any actions and/or to enter into on behalf of the Company any public and/or private document necessary and/or convenient to implement the agreements adopted at the general shareholders’ meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: November 26, 2018

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